**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**March 4, 2009**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**Sepracor Inc.**


**File No. 0-19410 - CF#23177**

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       Sepracor Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 1, 2007.

       Based on representations by Sepracor Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

               Exhibit 10.30         through March 1, 2011

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


                           Christian Windsor
                           Special Counsel